UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BIOFUEL ENERGY CORP.
(Exact name of registrant as specified in its charter)

Delaware	20-5952523
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

1600 Broadway, Suite 1740, Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	Nasdaq Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.          ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.          ☐

Securities to be registered pursuant to Section 12(g) of the Act: None.

Securities Act registration statement file number to which this form relates :	N/A
(If applicable)

Item 1. Description of Registrant’s Securities to be Registered.

On March 27, 2014, the Board of Directors (the “Board”) of BioFuel Energy Corp. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”), to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a price of $13.50 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement (defined below). The dividend is payable to stockholders of record at the close of business on April 7, 2014 (the “Record Date”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of March 27, 2014, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (the “Rights Agent”).

The Board adopted the Rights Agreement to protect the Company from a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”) and other future tax benefits, which may be used to reduce potential future income tax obligations. The Company has experienced substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated thereunder, the Company may “carry forward” these NOLs and other future tax benefits in certain circumstances to offset current and future earnings and thus reduce the Company’s income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to the Company. However, if the Company experiences an “ownership change”, as defined in Section 382 of the Code, the Company’s ability to use its NOLs and other future tax benefits will be substantially limited. Generally, an ownership change would occur if the Company’s shareholders who own, or are deemed to own, 5% or more of the Company’s Common Stock increase their collective ownership in the Company by more than 50% over a rolling three-year period.

The following is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is attached as Exhibit 2 and incorporated herein by reference.

Effectiveness

The Rights Agreement became effective on March 27, 2014 (the “Effective Date”). Upon and following the Effective Date, Rights will be issued in respect of all outstanding shares of Common Stock on the Record Date, and for all shares of Common Stock issued after the Record Date and, subject to the next sentence, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Rights may be distributed with respect to shares of Common Stock that become outstanding after the Distribution Date only in certain limited circumstances as described in the Rights Agreement (such as the issuance of Common Stock pursuant to stock options, employee compensation or benefit plans and convertible securities).

Term

The Rights will expire on the earliest of (a) March 27, 2017, (b) the effective date of the repeal of Section 382 or any successor statute if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of NOLs or other tax benefits, (c) the first day of a taxable year of the Corporation to which the Board determines that no NOLs or other tax benefits may be carried forward and (d) March 26, 2015, if approval of the Rights Agreement by a majority of votes cast by the stockholders present in person or by proxy and voting on the matter has not been obtained on or before such date, unless earlier redeemed or exchanged by the Corporation as set forth more fully in the Rights Agreement.

Exercisability

Initially, the Rights will not be exercisable. The Rights will become exercisable upon the earlier of the following dates (such date, the “Distribution Date”):

• on the tenth calendar day after such date that the Company learns that (a) a person or group beneficially owns (as defined in the Rights Agreement) 4.99% or more of the outstanding Common Stock or (b) a Grandfathered Person (as defined below) has exceeded its Grandfathered Percentage (as defined below) by 0.5% of the outstanding shares of Common Stock (any person or group specified in this bullet point, an “Acquiring Person”); and

• such date, if any, as may be designated by the Board following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Stock which could result in a person or group becoming an Acquiring Person.

Grandfathered Persons

Any person or group (a “Grandfathered Person”), that beneficially owned (as disclosed in public filings) 4.99% or more of the outstanding common stock as of March 27, 2014 (such percentage, the “Grandfathered Percentage”), will not be deemed an Acquiring Person, so long as such person or group does not exceed its Grandfathered Percentage by 0.5% of the outstanding shares of Common Stock.

If a Grandfathered Person sells or otherwise disposes of its Common Stock, its Grandfathered Percentage will be the lesser of (a) its Grandfathered Percentage immediately prior to the sale or other disposition or (b) the percentage of common stock beneficially owned by the Grandfathered Person immediately following the sale or other disposition.

If at any time a Grandfathered Person beneficially owns less than 4.99% of the outstanding shares of Common Stock it will cease to be a Grandfathered Person under the Rights Agreement.

To the Company’s knowledge, the only Grandfathered Persons are Greenlight Capital Inc. and its affiliates and Third Point Funds.

Exempt Persons and Exempt Transactions

Prior to someone become an Acquiring Person, the Board can determine that any person or group that would otherwise be an Acquiring Person can be exempted from becoming an Acquiring Person or any transaction that would result in someone becoming an Acquiring Person, can be exempted in determining whether someone has become an Acquiring Person. After someone has become an Acquiring Person, the Board’s ability to grant an exemption is generally limited to circumstances where a person or group has inadvertently become an Acquiring Person. Before granting an exemption, the Board may require that a person or group make certain representations, undertakings or covenants.

An exchange by any holder of LLC units in BioFuel Energy, LLC held by it on March 27, 2014 for Common Shares pursuant to its rights under the limited liability company agreement of BioFuel Energy, LLC (the “LLC Agreement”) then in effect will be an “Exempt Transaction”.

Rights Certificates and Detachability

Prior to the Distribution Date, the Rights will be evidenced by the certificates for shares of Common Stock, and the Rights will be transferable with and only with the related Common Stock (or, in the case of uncertificated Common Stock, the applicable record of ownership) and will be automatically transferred with any transfer of the related Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Rights Agreement by reference, and notice of such legend will be furnished to holders of book-entry shares. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, even without such legend or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or registered in book-entry form. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on March 27, 2017 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below, or upon the occurrence of certain transactions, including if approval of the Rights Agreement by a majority of votes cast by the stockholders present in person or by proxy and voting on the matter has not been obtained on or before March 26, 2015, in which the Rights will expire on such date.

Preferred Stock Purchasable Upon Exercise of Rights

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Terms of Preferred Stock

The terms of the Preferred Stock issuable upon exercise of the Rights are designed so that each one one-thousandth of a share of Preferred Stock is the economic and voting equivalent of one whole share of Common Stock of the Company. In addition, the Preferred Stock has certain minimum dividend and liquidation rights.

Flip-In Trigger

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of one one-thousandth of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of the applicable triggering transaction would have a market value of two times the exercise price of the Right.

In addition, at such time any person or group becomes an Acquiring Person (but not if the “flip-over” trigger applies as described in the paragraph below such that the Company is not the surviving corporation) and solely in the event that an insufficient number of authorized but unissued shares of Class B Common Stock are available to give effect to Section 7.11(e) of the LLC Agreement, the Corporation will offer each holder of LLC Units (other than a holder that is an Acquiring Person) the option to purchase, at a purchase price equal to the par value thereof, such number of one one-thousandth of a share of Preferred Stock equal to the number of Preferred Units (as defined in the LLC Agreement) such holder would have been entitled to receive under the LLC Agreement but for the absence of available authorized shares of Class B Common Stock (but only to the extent such Preferred Units could not be issued because of such absence).

Flip-Over Trigger

If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

Exchange Provision

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph, the Board may exchange the Rights (other than Rights owned by such Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, for consideration per Right consisting of one-half of the Preferred Stock (or fractions thereof) that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement.

Redemption of the Rights

At any time prior to the earlier of (i) the time an Acquiring Person becomes such and (ii) the Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Terms of Rights Agreement and Rights

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than holders of Rights owned by or transferred to any person who is or becomes an Acquiring Person or affiliates and associates of an Acquiring Person and certain transferees thereof).

Voting Rights; Other Stockholder Rights

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The Certificate of Designation of Series B Junior Participating Preferred Stock of BioFuel Energy Corp. and the Section 382 Rights Agreement, dated as of March 27, 2014, between BioFuel Energy Corp. and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, specifying the terms of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits.

1.	Certificate of Designation of Series B Junior Participating Preferred Stock of BioFuel Energy Corp.

2.	Section 382 Rights Agreement, dated as of March 27, 2014, between BioFuel Energy Corp. and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, which includes the Form of Certification of Designation of Series B Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2014	BIOFUEL ENERGY CORP.

	By:	/s/ Kelly Maguire
	Name:	Kelly Maguire
	Title:	Chief Financial Officer